Exhibit 99.1

InMode Provides COVID-19 Business Update

Yokneam, Israel, March 23, 2020 InMode Ltd. (Nasdaq: INMD) ("InMode"), a leading global provider of innovative medical technologies, today provided an update regarding its business activities in light of the ongoing global health situation caused by the COVID-19. As of today, InMode’s Q1 2020 revenue from devices and consumables is in line with its target. Based on the company’s strong position for continued growth once  the COVID-19 has subsided,  and since InMode does not have visibility for the coming months, at this time InMode management has decided not to adjust its 2020 guidance. The company will continue to monitor the situation.

InMode is currently maintaining its business activities as usual, with minimal impact to sales and manufacturing activities. The company is continuing research and development into new platforms and indications, in addition to furthering the regulatory processes for devices and indications worldwide. InMode continues to strengthen its supply chain, in order to ensure continued stability with respect to manufacturing capacity and reliable inventory. In addition, InMode continues to strengthen its worldwide distribution network. These activities include the establishment of a fully owned subsidiary for sales and marketing in France.

“InMode is strongly positioned to weather the uncertainty of the current global economic situation,” commented Moshe Mizrahy, CEO of InMode. “We are supporting our customers during these extraordinary circumstances, and we will do everything in our power to maintain customer loyalty during and after this period. Based on management’s confidence in the company’s growth potential, we are currently evaluating several near-term actions, which may include, among other things, a stock repurchase program after the blackout period.

“Based on expert projections and our own experience in previous crisis situations, we currently anticipate a gradual stabilization of the global health and economic situation by the beginning of the third quarter,” concluded Mr. Mizrahy.

InMode is a leader in the minimally invasive market, recognized as an innovative company that delivers exceptional results to physicians and their patients. The company’s product offering is comprised of eight platforms, four of which are surgical solutions. As of today, InMode’s worldwide installed base exceeds 5,200 platforms.

About InMode
InMode is a leading global provider of innovative medical technologies.  InMode develops, manufactures, and markets devices harnessing novel radio-frequency ("RF") technology.  InMode strives to enable new emerging surgical procedures as well as improve existing treatments.  InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology.

For more information about InMode, please visit www.inmodemd.com.

Press Contact:
Behrman Communications
Amanda Reinstein
areinstein@behrmanpr.com

Investor Contact:
MS-IR LLC
Miri Segal – Scharia
ir@inmodemd.com
Tel: 917-607-8654